09046476

RECEIVED

2009 JUN -9 P 12:25

FILTRONA

Filtrona plc

31 May 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 April 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

dlw 7/9

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

Appointment of Non-Executive Director

Filtrona plc ("Filtrona or the Company") announces the appointment of Terry Twigger, Chief Executive of Meggitt PLC, as a Non-executive Director and Chairman of the Company's Audit Committee, with effect from 1 June 2009.

Jeff Harris, Chairman of Filtrona, commented 'I am very pleased to welcome Terry to the Board. With his considerable international experience and financial background, I am sure he will be a valuable addition to Filtrona and make a significant contribution to the Company's future development.'

In accordance with Listing Rule 9.6.13 (1), Terry Twigger has advised that he is a director of Meggitt PLC.

Terry Twigger confirms that there are no other details to be disclosed under Listing Rule 9.6.13 (2) to (6).

As at the date of this announcement Terry Twigger does not have any interest in ordinary shares in Filtrona.

With the appointment of Terry Twigger, the Company also confirms that Adrian Auer, whose resignation was announced on 26 February 2009, will now leave the Board with effect from 1 June 2009.

Enquiries:

Filtrona plc
Mark Harper, Chief Executive

Tel: 01908 359 100

Financial Dynamics
Richard Mountain
Sophie Kernon

Tel: 020 7269 7121

RECEIVED
2009 JUN -9 P 12:35

File No: 82-34882

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Notification required due to internal transfers between funds under management	

3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	01 May 2009
6. Date on which issuer notified:	05 May 2009
7. Threshold(s) that is/are crossed or reached:	Above 5%
8. Notified details:	

RECEIVED
2009 JUN -9 P 12:35

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0744359	N/A	N/A	13,789,914	N/A	11,458,253	5.57%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,458,253	5.57%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Schroder Investment Management Limited 11,458,253 5.57%

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Jon Green
15. Contact telephone number:	01908 359100

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Jon Green Company Secretary Filtrona plc
Phone number	01908 359100

RECEIVED
2009 JUN -9 P 12:25

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Pennant Capital Management LLC
4. Full name of shareholder(s) (if different from 3.):	Pennant Offshore Partners, Ltd Pennant Onshore Partners, L.P. Pennant Onshore Qualified, L.P. Pennant Spinnaker Fund, L.P. Pennant Windward Fund, L.P. Pennant Windward Fund, Ltd.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	6 May 2009
6. Date on which issuer notified:	7 May 2009
7. Threshold(s) that is/are crossed or reached:	6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary (GB00B0744359)	12,264,026	12,264,026	12,464,026		12,464,026		6.06%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,464,026	6.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Pennant Offshore Partners, Ltd	1,961,001 voting rights
Pennant Onshore Partners, L.P.	579,420 voting rights
Pennant Onshore Qualified, L.P.	1,216,340 voting rights
Pennant Spinnaker Fund, L.P.	784,890 voting rights
Pennant Windward Fund, L.P.	2,863,660 voting rights
Pennant Windward Fund, Ltd.	5,058,715 voting rights
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

RECEIVED
2009 JUN -9 P 12:2?

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to the notification obligation:	Ignis Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	07/05/2009
6. Date on which issuer notified:	08/05/2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	Nominee holdings

FSA

Financial Services Authority

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B0744359					6,113,605		2.97%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,113,605	2.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Pearl Group Limited Impala Holdings Limited Pearl Group Holdings (No.1) Ltd Ignis Asset Management Ltd Ignis Investment Services Ltd (indirect)	
BNY (OCS) Nominees Ltd (713,117 0.347%) Vidacos Nominees Ltd (5,400,488 2.626%)	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Percentage calculation based on Issued Share Capital of 205,662,191
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100